UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC FILE NUMBER 000-52864
FORM 12b-25	CUSIP NUMBER 891534Y103
NOTIFICATION OF LATE FILING

(Check one): [X]Form 10-K   [  ]Form 20-F   [  ]Form 11-K   [  ]Form 10-Q   [  ]Form N-SAR   [  ]Form N-CSR

For Period Ended:  December 31, 2010

__Transition Report on Form 10-K

__Transition Report on Form 20-F

__Transition Report on Form 11-K

__Transition Report on Form 10-Q

__Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Total Nutraceutical Solutions, Inc.

Full Name of Registrant

Former Name if Applicable

80 Columbia Street

Address of Principal Executive Office (Street and Number)

Stevenson, Washington 98648

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K filed by Total Nutraceutical Solutions, Inc. (“TNS”) with the Securities and Exchange Commission (the “SEC”) on April 12, 2011, TNS announced that it expects to restate its previously issued financial statements for its fiscal year ended December 31, 2009 to correct certain misstatements that were identified by the former independent accounting firm of TNS, Li & Company, PC,  (“Li & Company”) concerning a reserve for inventory obsolescence that should have been recorded and the contingency conversion feature of a note payable that was inadvertently booked.  Based on the notification of such material errors identified by Li & Company received on April 11, 2011, the board of directors of TNS concluded on April 12, 2011 that the audited financial statements for the fiscal year ended December 31, 2009 could no longer be relied upon and those financial statements would need to be restated.  As a result of the necessity of undertaking the process of restating the audited financial statements for 2009 and because of the nature and timing of that process, TNS is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 with the SEC on April 15, 2011, the date it undertook to file the Form 10-K pursuant to the Form 12b-25 filed with the SEC on March 31, 2011.  The delay in filing the Form 10-K could not be eliminated without unreasonable effort or expense.  The TNS Annual Report on Form 10-K for the fiscal year ended December 31, 2010 will be filed as soon as practicable after TNS has completed the restatement process.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Marvin S. Hausman, M.D.

(509)

427-5132

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  Yes X  No _

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes X  No__

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The former independent accounting firm of TNS, Li & Company, has identified historical accounting errors relating to the accounting treatment of our inventory in 2009 and of a promissory note payable issued on December 30, 2009.

Based on the notification of such material errors identified by Li & Company received on April 11, 2011, the board of directors of TNS concluded on April 12, 2011 that the audited financial statements for the fiscal year ended December 31, 2009 could no longer be relied upon and those financial statements would need to be restated.  Given the complexity of the analysis and review of the relevant financial statements, TNS expects that the review and restatement process will be completed during the second quarter of 2011, including the filing of an amended Annual Report on Form 10-K for the fiscal year ended December 31, 2009, to restate the financial statements for that period.  The current estimated adjustment for the change in the necessary reserve for inventory obsolescence is $120,000.  The estimated adjustments are subject to change, pending the completion of necessary assessment and procedures the TNS is undertaking.

Our review of these accounting errors and their impact on our financial statements is continuing.  The accounting errors did not result from any changes in our internal accounting policies, and we have no evidence that the errors resulted from any fraud or intentional misconduct.  Our former auditor, Li & Company, identified the errors during their review of the working papers of TNS.

Total Nutraceutical Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

April 15, 2011

By:

/s/ Marvin S. Hausman, M.D.

Marvin S. Hausman, M.D.

Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION:  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).